EXHIBIT 12.1

ABITIBIBOWATER INC.

Computation of Ratio of Earnings to Fixed Charges

(In millions of dollars)

(Unaudited)

	Years Ended December 31,
	Successor	Predecessor
	2011	2010	2009	2008	2007
Earnings (loss):

Earnings (loss) before income taxes (a)	$55	$1,169	$(1,682)	$(2,299)	$(649)

Add: Fixed charges from below	100	489	606	727	266
Less: Capitalized interest	(1)	–	(1)	–	(1)
	$154	$1,658	$(1,077)	$(1,572)	$(384)
Fixed Charges:

Interest expense, net of interest capitalized	$95	$469	$540	$594	$248
Capitalized interest	1	–	1	–	1
Estimate of interest within rental expense	4	6	8	10	9
Amortized premium, discounts and deferred financing costs related to indebtedness	–	14	57	123	8
	$100	$489	$606	$727	$266
Ratio of Earnings to Fixed Charges	1.5x	3.4x	(b )	(b )	(b )

(a)	For the year ended December 31, 2008, loss before income taxes included an extraordinary loss on expropriation of assets of $256 million.
(b)	For the years ended December 31, 2009, 2008 and 2007, earnings were inadequate to cover fixed charges, resulting in a deficiency of $1,683 million, $2,299 million and $650 million, respectively.